Exhibit 99.1

Financial News

CIBC Declares Dividends for the Quarter Ending April 30, 2022

TORONTO, February 25, 2022 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $1.61 per share on common shares for the quarter ending April 30, 2022 payable on April 28, 2022 to shareholders of record at the close of business on March 28, 2022.

CIBC’s dividend declared today for the quarter ending April 30, 2022 will not be affected by the proposed two-for-one share split of CIBC’s issued and outstanding common shares (the “Share Split”). If the Share Split receives shareholder and regulatory approval and is implemented by CIBC’s Board, all subsequent dividends declared by CIBC’s Board are expected to reflect the Share Split.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending April 30, 2022 payable on April 28, 2022 to shareholders of record at the close of business on March 28, 2022:

Series 39 - $0.232063

Series 41 - $0.244313

Series 43 - $0.196438

Series 45 - $0.275000

Series 47 - $0.281250

Series 49 - $0.325000

Series 51 - $0.321875

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Alice Dunning, CIBC Investor Relations, 416-861-8870, alice.dunning@cibc.com

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Bellling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com